
March 18, 2021

William Koppelmann
Chief Executive Officer
Standard Premium Finance Holdings, Inc.
13590 SW 134th Avenue, Suite 214
Miami, FL 33186

      Re: Standard Premium Finance Holdings, Inc.
          Amendment No. 1 to
          Form 10
          Filed March 2, 2021
          File No. 000-56243

Dear Mr. Koppelmann:

      We have reviewed your March 2, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2021 letter.

Amendment No. 1 to Form 10, filed March 2, 2021

Business
Our Loan Referral Base, page 2

1.   We note your response to our prior comment 2. Please refer to the fourth bullet point in the fourth paragraph in this section. Please clarify what you mean that the borrower's agent or broker "[s]tates that the financed policies do not contain an audit or reporting form." In that regard, please briefly explain what type of audit or reporting form you are referring to, or advise.

Risk Factors, page 9

2.   Please provide a risk factor to address the risks to your business of relying on non-

contractual relationships for your loan referral base.

Critical Accounting Policies and Estimates

Allowance for Premium Finance Contract Receivable Losses, page 21

3.   We note your response to comment 16. Based upon disclosures provided in your financial statement footnotes on pages F-10 and F-28, it appears that your entire allowance for doubtful accounts recorded is for premium finance contracts cancelled and for amounts due from agents. Therefore, please tell us and revise your filing to address the following:

- How you determined <u>no</u> allowance for doubtful accounts was required on your insurance premium finance contracts outstanding, which have outstanding balances of $38.6 million and $36.4 million as of September 30, 2020 and December 31, 2019, respectively;
- How you considered your disclosure on page 24 that historical losses are approximately 1% to 1.5% of the principal amount of loans made each year in your determination of the allowance for doubtful accounts; and
- Explain why, only upon the occurrence of premium finance contracts being cancelled and when additional amounts are due from agents, you record an allowance for doubtful accounts.

You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance